

Mail Stop: 3561

September 19, 2017

Via E-mail
Pat Obara
Chief Financial Officer
Uranium Energy Corp.
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada, V6E 2Y3

> **Re:**   **Uranium Energy Corp.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2017**
> **File No. 333-220404**

Dear Mr. Obara:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Thomas Deutsch, Esq.
McMillan LLP